Exhibit 99.2

IMC Rare Earths Ltd Announces Closing of $20 Million Initial Public Offering

SÃO PAULO, Brazil, July 30, 2026–IMC Rare Earths Ltd (“IMC” or the “Company”), a company focused on the mineral exploration and development of magnet rare earth elements in Brazil, announced the closing of its initial public offering (the “Offering”) of 4,000,000 ordinary shares at a public offering price of $5.00 per ordinary share, resulting in gross proceeds of $20,000,000, before deducting underwriting discounts, commissions, and other related expenses.

The Company has granted Roberts & Ryan, Inc., as representative of the underwriters, an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 600,000 ordinary shares at the initial public offering price, less underwriting discounts to cover over-allotments, if any. The Company’s ordinary shares began trading on NYSE American LLC under the ticker symbol “IMC” on July 29, 2026.

The Offering was conducted on a firm commitment basis. The Company intends to use the proceeds from the Offering for working capital and general corporate purposes, including exploration, development, licensing and permitting activities.

Roberts & Ryan, Inc. acted as the representative of the underwriters for the Offering, and Revere Securities LLC acted as co-underwriter. Gibson, Dunn & Crutcher LLP, acted as U.S. counsel to the Company, and Loeb & Loeb LLP acted as U.S. counsel to the underwriters in connection with this Offering.

A registration statement on Form F-1 (File No. 333-297175), as amended, was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on July 28, 2026. A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering, may be obtained from Roberts & Ryan, Inc., Suite 610, New York, NY 10006, Attention: Ed Reid, Email: ereid@roberts-ryan.com.

Before you invest, you should read the registration statement, as amended, including the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IMC Rare Earths Ltd

IMC Rare Earths Ltd is a mineral exploration and development company focused on the exploration, development and long-term supply of certain rare earth elements. Its principal project is the Itarantim Project, an ionic adsorption clay rare earth deposit located in the States of Bahia and Minas Gerais, Brazil.

IMC is a Cayman Islands exempted company with its global headquarters and principal executive office in São Paulo, Brazil.

About Roberts & Ryan, Inc.

Roberts & Ryan, Inc. provides execution services across capital markets, equities, and fixed-income products and maintains an active trading presence on the floor of the New York Stock Exchange (NYSE).

Founded in 1987 by a United States Marine Corps Vietnam combat veteran and Purple Heart recipient, the firm is America’s first Service-Disabled Veteran-Owned (SDVO) broker-dealer.

Roberts & Ryan has committed more than $2.5 million to organizations that support veterans and their families, with a focus on wellness, mental health, and career transition programs.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including statements regarding the Company’s expected use of proceeds from the Offering and its future business plans and strategy. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investor Relations Contact:

IMC Rare Earths Ltd

Investor Relations

Email: info@imcrareearths.com